ASECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        AMERICAN EAGLE MANUFACTURING CO.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   025935 10 7
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 4, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
        Dr.  Jacques  Fischer     N/A
--------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]
--------------------------------------------------------------------------------
|3|     SEC  USE  ONLY
--------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        OO
--------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [  ]
--------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        France
--------------------------------------------------------------------------------
                 |7|  SOLE  VOTING  POWER
NUMBER  OF            0
SHARES
BENEFICIALLY     |8|  SHARED  VOTING  POWER
OWNED  BY  EACH        N/A
REPORTING
PERSON  WITH     |9|  SOLE  DISPOSITIVE  POWER
                      0
--------------------------------------------------------------------------------
|10|     SHARED  DISPOSITIVE  POWER
         N/A
--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         0
--------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A
--------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
         N/A
--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
         IN
--------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer

Schedule 13D relates to the Common Stock of American Eagle Manufacturing Co. The principal executive offices of American Eagle Manufacturing Co. are located at 2052 Corte Del Nogal, Carlsbad, California 92009.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement in Schedule 13D is being filed by Dr. Jacques Fischer. Dr. Fischer's business address is Chemin De La Perrause No. 3, Le Mont Sor Lausanne, Switzerland CH 1052. Dr. Fischer was the former Chief Operating
Officer  and  Director  of  American  Eagle  Manufacturing  Co.

(d)-(e) During the last five years, Dr. Fischer: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Dr.  Fischer  is  a  citizen  of  France.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

N/A

ITEM  4.  Purpose  of  Transaction

N/A

ITEM  5.  Interest  in  Securities  of  the  Issuer

(a) Dr. Fischer beneficially owns 0 shares of Common Stock, $0.001 par value, of American Eagle Manufacturing Co.

(b)     N/A

(c) Dr. Fischer sold 158,750 shares of Common Stock of American Eagle Manufacturing Co. in connection with a stock purchase agreement.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Dr. Fischer.

(e) Dr. Fischer ceased to be the beneficial owner of Common Stock of American Eagle Manufacturing Co. on December 8, 2003

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits

None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January  7,  2004               By:  /s/  Dr.  Jacques  Fischer
                                             --------------------------
                                             Dr.  Jacques  Fischer